AMERICAN JIANYE GREENTECH HOLDINGS, LTD.

December 26, 2011

Via EDGAR Only

United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549
Attention: W. John Cash
     Branch Chief

Re:           American Jianye Greentech Holdings, LTD
Form 10-K for Fiscal Year Ended December 31, 2010
Filed April 28, 2011
Response Letter Dated December 13, 2011
File No. 0-53737

To Whom It May Concern:

Please be advised that I am the duly authorized President of American Jianye Greentech Holdings, Ltd., the above-referenced issuer (the “Company”).  This letter is in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission,” dated December 13, 2011, with respect to the above-referenced filings (the “Comment Letter”), and to illustrate the amendments made to the filings on Form 10-K/A (Amendment No. 2) filed herewith.  Our responses follow the text of each Staff comment and are reproduced consecutively for your convenience

Form 10-K for Fiscal Year Ended December 31. 2010

Controls and Procedures, page 13

1.
We note your disclosure revisions regarding your material weaknesses related to internal control over financial reporting.  As previously requested, please amend your filing to specifically state that you have a material weakness associated with you U.S. GAAP expertise.

We have revised our disclosure on the Form 10-K/A regarding Controls and Procedures as follows:

Management's Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company in accordance with as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the (i) effectiveness and efficiency of operations, (ii) reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and (iii) compliance with applicable laws and regulations. Our internal controls framework is based on the criteria set forth in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Due to inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

A material weakness in internal controls is a deficiency in internal control, or combination of control deficiencies, that adversely affects the Company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a material misstatement of the Company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected. In the course of making our assessment of the effectiveness of internal controls over financial reporting, we identified some material weaknesses in our internal control over financial reporting.

We lack sufficient personnel with the appropriate level of knowledge, experience and training in the application of accounting operations of our company. This weakness causes us to not fully identify and resolve accounting and disclosure issues that could lead to a failure to perform timely internal control and reviews.

Management is currently reviewing its staffing and systems in order to remedy the weaknesses identified in this assessment.  However, because of the above condition, management’s assessment is that the Company’s internal controls over financial reporting were not effective as of December 31, 2010. Additionally, the Registrant’s management has concluded that the Registrant has a material weakness associated with U.S. GAAP expertise.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Certifications

2.           Please provide currently dated Section 302 & 906 certifications with your next amendment.

We have provided currently dated Section 302 and 906 certifications on the Form 10-K/A.

Sincerely,
AMERICAN JIANYE GREENTECH HOLDINGS, LTD.

By: /s/ Haipeng Wang
Name:  Haipeng Wang
Title:   President